SOUSZEN, INC.

FINANCIAL STATEMENT FOR THE YEAR ENDED DECEMBER 31, 2020

TABLE OF CONTENTS

SOUSZEN, INC.
BALANCE SHEET
DECEMBER 31, 2020

Current Assets

Cash

Silicon Valley Bank	$4,727.03
Summit Bank	$68,161.15
Total Cash	$72,888.18

Unpaid Invoices

Accounts Receivable	$0.00
Total Unpaid Invoices	$0.00
Total Current Assets	$72,888.18

Fixed Assets

Furniture & Equipment	$45,846.49
Total Fixed Assets	$45,846.49

Other Assets

Formation	$152,787.31
Total Other Assets	$152,787.31

Total Assets	$271,521.98

Liabilities & Equity

Liabilities

Current Liabilities

Unpaid Bills	
Accounts Payable	$0.00
Total Unpaid Bills	$0.00
Taxes	
Corporate Taxes Payable	$-150.00
Total Taxes	$-150.00
Other	
Loans	$500.00
Total Other	$500.00
Total Current Liabilities	$350.00

Long Term Liabilities

Convertible Note - Xinova	$257,500.00
Convertible Note - Pepsi	$215,000.00
Convertible Note - Stephen	$50,457.84
Total Long Term Liabilities	$522,957.84
Total Liabilities	$523,307.84

Equity

Equity from Earnings

Net Income	$-42,010.09
Retained Earnings	$-210,535.08
Total Equity from Earnings	$-252,545.17

Other Equity

Contributed Capital	$759.31
Total Other Equity	$759.31
Total Equity	$-251,785.86

Total Liabilities & Equity	$271,521.98

SOUSZEN, INC.
STATEMENT OF INCOME
DECEMBER 31, 2020

Interest Income	12.80
Other Income	$137,500.00
Sales Income	$60,000.00
Total Income	$197,512.80

Total Cost of Goods Sold	$50,508.15
Gross Profit	$147,004.65
Expenses	
Advertising & Marketing Expense	$13,215.19
Bank Charges & Interest Expense	$306.49
Contractor Expense	$10,595.28
Insurance Expense	$0.00
Meals & Entertainment Expense	$985.19
Medical Insurance	$17,041.70
Office Expense	$10,116.68
Other Expense	$475.00
Payroll Expense	$119,745.92
Professional Dues/Memberships/Licenses/Subscriptions Expense	$1,223.00
Professional Services Expense	$598.00
Rent Expense	$12,750.00
Repairs & Maintenance Expense	$0.00
Telecommunications/Internet Expense	$12.07
Travel Expense	$1,330.82
Utilities Expense	$470.10
Vehicle Expense	$149.30
Total Expenses	$189,014.74
Net Income	$-42,010.09

SOUSZEN, INC.
STATEMENT OF EQUITY
DECEMBER 31, 2020

	Common Stock		Additional	Retained Earnings	
	Shares	Amount	Paid-in Capital	(Accumulated Deficit)	Total
ENDING BALANCE, DECEMBER 31, 2019	**7,917,800**	$792	$(211)	$(294,016)	$581
Issuance of common stock	4,000,000	$20,000	0		$20,000
Net loss	-	-	-	$(42.010)	$(42,010)
ENDING BALANCE, DECEMBER 31, 2020	**11,917,800**	**$20,792**			

SOUSZEN, INC.
STATEMENT OF CASH FLOWS
DECEMBER 31, 2020

	2020	
CASH FLOWS FROM OPERATING ACTIVITIES		
Net income (loss)	$ (42,010.09)	
Adjustments to reconcile net income to net cash		
provided by operating activities:		
Depreciation expense	-	
(Increase) decrease in assets:		
Accounts receivable	-	
Increase (decrease) in liabilities:		
Accrued interest	-	
CASH USED FOR OPERATING ACTIVITIES	(239,522)	-
CASH FLOWS FROM INVESTING ACTIVITIES		
Cash used for intangible assets	(50,508)	-
Cash used for fixed assets	(18,811))	
CASH USED FOR INVESTING ACTIVITIES	(69,319)	-
CASH FLOWS FROM FINANCING ACTIVITIES		
Issuance of convertible notes	172,042	-
Issuance of common stock	20,000	-
CASH PROVIDED BY FINANCING ACTIVITIES	192,042	-
NET INCREASE (DECREASE) IN CASH	49,012	-
CASH AT BEGINNING OF YEAR	23876	-
CASH AT END OF YEAR	$ 72888	$ -
CASH PAID DURING THE YEAR FOR:		
INTEREST	$ -	$ -
INCOME TAXES	$ -	$ -

1. **Summary of Significant Accounting Policies**

The Company
SousZen, Inc. (the "Company") was incorporated in the State of Delaware on December 18, 2018. The Company developed a commercial kitchen management system software that revolutionizes the freshly-prepared, local, organic (FPLO) food service operations for conventional restaurants or food trucks.

Fiscal Year
The Company operates on a December 31st year-end.

Basis of Presentation
The accompanying financial statements have been prepared in accordance with U.S. generally accepted accounting principles (US GAAP).

Use of Estimates
The preparation of the financial statement in conformity with accounting principles generally accepted in the United States of America requires the use of management's estimates. These estimates are subjective in nature and involve judgments that affect the reported amounts of assets and liabilities, the disclosures of contingent assets and liabilities at fiscal year-end. Actual results could differ from those estimates.

Cash and Cash Equivalents
The Company considers all highly liquid financial instruments purchased with maturities of three months or less to be cash equivalents. As of December 31, 2019, and 2018, the Company held no cash equivalents.

Risks and Uncertainties
The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions.

The Coronavirus Disease of 2019 (COVID-19) has recently affected global markets, supply chains, employees of companies, and our communities. Specific to the Company, COVID-19 may impact various parts of its 2020 operations and financial results including shelter in place orders, material supply chain interruption, economic hardships affecting funding for the Company's operations, and effects the Company's workforce. Management believes the Company is taking appropriate actions to mitigate the negative impact.

Accounts Receivable
The Company's trade receivables are recorded when billed and represent claims against third parties that will be settled in cash. The carrying value of the Company's receivables, net of the allowance for doubtful accounts, represents their estimated net realizable value.

The Company evaluates the collectability of accounts receivable on a customer-by-customer basis. The Company records a reserve for bad debts against amounts due to reduce the net recognized receivable to an amount the Company believes will be reasonably collected. The reserve is a discretionary amount determined from the analysis of the aging of the accounts receivables, historical experience and knowledge of specific customers. As of December 31, 2019, and 2018, the Company believed all amounts in accounts receivable are collectable.

1. **Summary of Significant Accounting Policies (continued)**

Intangible Assets
The Company has recorded intangible assets at cost. The intangible assets consist of proof of concepts and legal expenses related to the development of the system. The Company evaluates intangible assets on an annual basis or more frequently if management believes indicators of impairment exist. Such indicators could include but are not limited to (1) a significant adverse change in legal factors or in business climate, (2) unanticipated competition, or (3) an adverse action or assessment by a regulator. The Company first assesses qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount. If management concludes that it is more likely than not that the fair value of a reporting unit is less than its carrying amount, management conducts a two-step quantitative impairment test. The first step of the impairment test involves comparing the fair value of the applicable reporting unit with its carrying value. The Company estimates the fair values of its reporting units using a combination of the income, or discounted cash flows, approach and the market approach, which utilizes comparable companies' data. If the carrying amount of a reporting unit exceeds the reporting unit's fair value, management performs the second step of the impairment test. The second step of the impairment test involves comparing the implied fair value of the affected reporting unit's asset with the carrying value of that asset. The amount, by which the carrying value of the asset exceeds its implied fair value, if any, is recognized as an impairment loss. The Company's evaluation of its intangible asset completed during the year resulted in no impairment losses.

Property and Equipment
Property and equipment is stated at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the assets. Kitchen equipment is depreciated over seven years. Repair and maintenance costs are charged to operations as incurred and major improvements are capitalized. The Company reviews the carrying amount of fixed assets whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable.

Income Taxes
The Company complies with FASB ASC 740 for accounting for uncertainty in income taxes recognized in a company's financial statements, which prescribes a recognition threshold and measurement process for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. FASB ASC 740 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. Based on the Company's evaluation, it has been concluded that there are no significant uncertain tax positions requiring recognition in the Company's financial statements. The Company believes that its income tax positions would be sustained on audit and does not anticipate any adjustments that would result in a material change to its financial position.

The Company is subject to tax filing requirements as a corporation in the federal jurisdiction of the United States. The Company sustained net operating losses during fiscal year 2019. Net operating losses will be carried forward to reduce taxable income in future years. Due to management's uncertainty as to the timing and valuation of any benefits associated with the net operating loss carryforwards, the Company has elected to recognize an allowance to account for them in the financial statements but has fully reserved it. Under current law, net operating losses may be carried forward indefinitely.

1.   Summary of Significant Accounting Policies (continued)

Income Taxes (continued)
The Company is subject to franchise and income tax filing requirements in the States of Delaware and Oregon.

Fair Value of Financial Instruments
Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Level 1   - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2   - Include other inputs that are directly or indirectly observable in the marketplace.

Level 3   - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of Inception. Fair values were assumed to approximate carrying values because of their short term in nature or they are payable on demand.

Concentrations of Credit Risk
From time to time cash balances, held at a major financial institution may exceed federally insured limits of $250,000. Management believes that the financial institution is financially sound and the risk of loss is low.

Revenue Recognition
The Company recognizes revenue when persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, the fee for the arrangement is fixed or determinable and collectability is reasonably assured. As of December 31, 2019 and 2018, the Company had recognized sales of $176,201 and nil.

Advertising Expenses
The Company expenses advertising costs as they are incurred.

Organizational Costs
In accordance with FASB ASC 720, organizational costs, including accounting fees, legal fee, and costs of incorporation, are expensed as incurred.

1.   **Summary of Significant Accounting Policies (continued)**

New Accounting Pronouncements
In May 2014, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") No. 2014-09, "Revenue from Contracts with Customers". Under this guidance, revenue is recognized when promised goods or services are transferred to customers in an amount that reflects the consideration expected to be received for those goods or services. The updated standard will replace most existing revenue recognition guidance under U.S. GAAP when it becomes effective and permits the use of either the retrospective or cumulative effect transition method. Early adoption is not permitted. The updated standard for nonpublic entities will be effective after December 15, 2019, and interim periods within annual periods beginning after December 15, 2020. The Company is currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

2.   **Commitments and Contingencies**

The Company is not currently involved with and does not know of any pending or threatening litigation against the Company or its members.

3.   **Property and Equipment**

Property and equipment consisted of the following at December 31, 2020:

Property and equipment at cost:

Test Kitchen	$ 53,539
Less: Accumulated depreciation	-
Total	$ 53,539

As the test kitchen has not been placed into service, as of December 31, 2019, no depreciation expense has been recorded.

4.   **Convertible Notes**

The Company has issued several promissory notes. In 2020, three promissory notes were issued for a total of $281,980 with 10% APRs and maturity dates in 2022.

5.   **Equity**

Common Stock
Under the articles of incorporation, the total number of common shares of stock that the Corporation shall have authority to issue is 15,000,000 shares, at $0.0001 par value per share. As of December 31, 2020, 11,917,800 nd nil shares, respectively, have been issued and are outstanding.

5.   <u>Equity (continued)</u>

2018 Equity Incentive Plan

The Company has the authority to issue up to 2,000,000 shares of common stock options to employees, contractors and advisors. The Company has issued 1,560,000 and nil shares of stock options as of December 31, 2019 and 2018, respectively. As of December 31, 2019, and 2018, 440,000 and 2,000,000 shares are still available for issuance under this plan. The shares typically vest over four years. The Company has recorded nil stock-based compensation expenses for the years ending December 31, 2019 and 2018.

6.   <u>Subsequent Events</u>

During 2020, the Company amended its articles of incorporation to increase the number of shares available for issuance up to 15,000,000. Additionally, the Company increased its 2018 Equity Incentive Plan to be able to issue up to 4,132,000 shares.

During 2020, the Company issued an additional 3,750,000 shares of its common stock. Additionally, the Company granted an additional 390,000 shares of stock options under their 2018 Equity Incentive Plan.

During 2020, the Company issued an additional $218,272 of convertible notes, at 10% APRs, with maturity dates in December 2022. All promissory notes issued in 2019, were extended to December 2022, too.

The Company has evaluated subsequent events through April 1, 2021, the date through which the financial statement was available to be issued. It has been determined that no events require additional disclosure.